BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
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10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

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Washington, DC

10 September 2008

Our Ref: 32141618-000008
Via Courier

H. Roger Schwall, Assistant Director
Laura Nicholson, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St., N.E., Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Dear Mr. Schwall and Ms. Nicholson,

Aluminum Corporation of China Limited Annual Report on Form 20-F/A (Amendment No. 2) for the Fiscal Year Ended December 31, 2007

Please find enclosed four (4) courtesy copies of Annual Report of Aluminum Corporation of China Limited on Form 20-F/A (Amendment No. 2) for the fiscal year ended December 31, 2007. Per Ms. Nicholson's request, we have enclosed two (2) "clean" copies and two (2) "blacklined" copies.

We will submit the amended Form 20-F/A (Amendment No. 2), on behalf of the Company, through EDGAR. Should you have further questions or concerns regarding the above, please do not hesitate to contact us.

Yours sincerely,

Allen Shyu
Partner
Baker & McKenzie

Christopher Shen
Associate
Baker & McKenzie

Enclosures

704250-v1\HKGDMS\BEISHEN

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
ROSSANA C. M. CHU
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
MARTIN TAM
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREENA TEH
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU
REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
BEATRICE M. SCHAFFRATH (NEW YORK)
MARCO MARAZZI (ITALY)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.